SO 3/3/03

03012794

VF 2-28-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31907

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Visun Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2505 N. 124th Street, Suite 205
(No. and Street)

Brookfield (City) WI (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vish R. Naik (262) 789-1489
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jon Neal
(Name – *if individual, state last, first, middle name*)

3001 W. Layton Avenue (Address) Greenfield (City) WI (State) 53221 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
FEB 26 2003
WASH, D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 07 2003

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC ELIZABETH ADAMSKI STATE OF WISCONSIN

Vish R. Naik
Signature

President
Title

Elizabeth Adamski
Notary Public
Elizabeth Adamski, My commission expires on October 22, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Visun Securities Corporation

Financial Statements and Auditor's Report

December 31, 2002

Table of Contents

THE NEAL GROUP LLC

Accountants and Advisors
for Businesses and Individuals.

3001 West Layton Avenue
Greenfield, Wisconsin 53221
Ph 414.325.2040
Fx 414.325.2047
team@nealgroup.net

Jon Neal, CPA, MST
Certified Public Accountant

To The Board of Directors and Shareholders of
Visun Securities Corporation

We have audited the accompanying balance sheet of Visun Securities Corporation (a Wisconsin corporation) as of December 31, 2002, and the related statements of income and retained earnings, stockholder's equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visun Securities Corporation as of December 31, 2002, and the results of its operations and its cash flow for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are required for NASD purposes only. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

The Neal Group, LLC

February 20, 2003

Visun Securities Corporation
Balance Sheet
As of December 31, 2002

ASSETS		
Cash and temporary investments		$36,037
Cash - trust account		500
Prepaid taxes		2,409
Commissions receivable		190
Total current assets		39,136
Property and equipment, at cost	$36,632	
less accumulated depreciation	(33,179)	3,453
Non-marketable investments (Note 6)		14,500
Total assets		$57,089
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payroll taxes payable		629
Commissions payable		161
Total current liabilities		790
Subordinated loan (Note 2)		25,000
Total current liabilities		$25,790
Common stock - 10,000 shares authorized. issued and outstanding, no par value		10,000
Additional paid in capital		12,000
Unrealized losses in temporary investments		(18,455)
Retained earnings		27,754
Total stockholder's equity		$31,299
Total liabilities and stockholder's equity		$57,089

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation
Statement of Income and Retained Earnings
For the Year Ended December 31, 2002

Income	
Commission income	$354,665
Loss on sales of investments	($18,624)
Investment income	173
Total income	$336,214
Expenses	
Depreciation	922
Insurance	1,193
Interest	3,000
Licenses	2,304
Office supplies	1,944
Rent	13,005
Payroll taxes	6,701
Property taxes	168
Telephone	3,729
Wages	79,310
Advertising	200
Commissions paid	232,805
Legal and accounting	5,530
Dues and publications	1,434
Total expenses	$352,245
Net income (loss) berfore provision for income taxes	($16,031)
Provsion for income taxes (Note 3)	358
Net income (loss)	($16,389)
Retained earnings, December 31, 2001	44,143
Retained earnings, December 31, 2002	$27,754

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation
Statement of Stockholder's Equity
For the Year Ended December 31, 2002

Stockholder's Equity, December 31, 2001	$37,303
Additional paid in capital	0
Increase in value of temporary investments	10,385
Increase (decrease) - net income	(16,389)
Stockholder's Equity, December 31, 2002	$31,299

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation
Statement of Cash Flow
For the Year Ended December 31, 2002

Cash Flows From Operating Activities	
Net inome	($16,389)
Adjustments to reconcile net income to	
net cash provided by operating activities -	
Depreciation	922
(Increase) decrease in commissions receivable	22,506
(Increase) decrease in prepaid taxes	228
Increase (decrease) in payroll taxes payable	(1,634)
Increase (decrease) in commissions payable	(18,586)
Net Cash Flow From Operating Activities	($12,953)
Cash Flow From Investing Activities -	
Decrease in value of temporary investments	9,992
Net Cash Flow From Investing Activities	$9,992
Net Cash Flow From Financing Activities	
Not applicable	0
Net cash Flow From Financing Activities	$0
Net Increase (Decrease) in Cash	($2,961)
Cash and temporary investments, December 31, 2001	38,998
Cash and temporary investments, December 31, 2002	$36,037
Supplemental disclosures of cash flow information -	
Cash paid for interest	$3,000
Income taxes paid	131

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation

Notes to Financial Statements
December 31, 2002

Summary of Significant Accounting Policies

Visun Securities Corporation operates as a securities firm in Southeastern Wisconsin. The National Association of Securities Dealers (NASD), the Securities and Exchange Commission (SEC), and various other federal and state agencies regulate it.

Depreciation – Depreciation of equipment is recorded using the modified cost recovery method (MACRS) for both financial reporting and tax purposes.

Cash and temporary investments – The Company considers all highly liquid debt instruments with a maturity of three months or less and its mutual funds to be cash and temporary investments. Temporary losses due to market fluctuations are shown as an adjustment to retained earnings.

Note 1 – Minimum Capital Requirements

As a broker-dealer regulated by the NASD, the Company is required to maintain certain minimum capital levels. At all times during 2002, the Company exceeded the minimum capital required.

Note 2 – Subordinated Loan

The Company has a loan payable to its officer and sole stockholder. It carries an interest rate of 12%, is due December 31, 2004, and is subordinated to all creditors.

Note 3 – Income Taxes

As of December 31, 2002, the Company recorded a provision for income taxes payable based on statutory tax rates. There were no significant differences between financial and tax reporting.

Note 4 – Lease Obligations

The Company leases certain office space under a lease that expires in October 2004. The minimum monthly lease payment is $1,775 per month.

Note 5 – Retirement Plan

The Company maintains a discretionary profit sharing plan for eligible employees. For 2002, no contribution was made.

Note 6 - Non-marketable investments

The Company has purchased warrants giving it the right to purchase share of the National Association of Securities Dealers (NASD) stock when it becomes available. The investment is shown at cost.

Visun Securities Corporation

Supplementary Schedules

Visun Securities Corporation
Statement of Changes in Liabilities Subordinated
to Claims of Creditors
For the Year Ended December 31, 2002

Subordinated loan, December 31, 2001	$25,000
Increases (decreases)	0
Subordinated loan, December 31, 2002	$25,000

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation
Computation of Net Capital
As of December 31, 2002

Total stockholder's equity	$31,299
DEDUCT:	
Equity not allowable	0
Total stockholder's equity qualified for net capital	$31,299
ADD:	
Liabilities subordinated to claims of general creditors allowable ion computation of net capital	25,000
Total	56,299
Less nonallowable assets	(20,362)
Less haircuts on securities	(3,208)
Net capital	$32,729

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation
Statement for Determination of
Reserve Requirements
As of December 31, 2002

Minimum net capital required	53
Minimum dollar net capital requirement of reporting broker	25,000
Net capital requirement	25,000
Excess net capital	7,729

Computation of Aggergate Indebtedness

Total aggergate indebtedness	$790
Percent of aggregate indebtedness to net capital	2

The accompanying notes are an integral part of these financial statements.

Visun Securities Corporation
Reconciliation between Audited Balance Sheet
and Unaudited Statement of Financial Condition
As of December 31, 2002

Total liabilities and capital per unaudited statement	$57,088
rounding of financial statements	1
Total liabilites and equity per auditied statement	$57,089

The accompanying notes are an integral part of these financial statements.

THE NEAL GROUP LLC
Accountants and Advisors for Businesses and Individuals.

3001 West Layton Avenue
Greenfield, Wisconsin 53221
Ph 414.325.2040
Fx 414.325.2047
team@nealgroup.net

Jon Neal, CPA, MST
Certified Public Accountant

To the Board of Directors and Management

In planning and performing our audit of the financial statements of Visun Securities Corporation for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. However, we noted certain matters involving the internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.

We noted the following reportable condition that is not believed to be a material weakness.

Because of the small number of personnel employed, management must keep close control over the operations to insure the proper recording of transactions and reporting. This report is intended solely for the information and use of the Board of Directors, management, and others within the organization.

The Neal Group, LLC

The Neal Group, LLC

February 20, 2003